

31 Diamond Street
Portland, Maine 04101

Executive Summary

When it opens in 2023, Orange Bike Brewing Company (OBB) will be Portland's first dedicated 100% gluten-free brewery & tasting room. Located in what was once an early 1900's coat and apron factory in Portland's East Bayside neighborhood, OBB will brew and serve gluten-free beer that tastes just as good as the world's leading craft beer. We achieve this feat through premium ingredients, proprietary recipes, and a historic brewing system designed by the rebel independent brewer Peter F. Austin, whom the BBC calls the "Godfather of Craft Beer."

In addition to welcoming customers to its 50-seat tasting room and more extensive outdoor beer garden at 31 Diamond Street, OBB's 10 barrel (bbl) facility will allow the company to brew and ferment up to four beers at a time, as well as operate a pilot system for limited release draft offerings.

Orange Bike Brewing Company's immediate goal is to serve the local community by building a financially sustainable tasting room and growing our brand awareness. Our 3-year goal is to begin serving the vast, unmet demand for quality gluten-free beer all across the Northeast – a market with $3 billion in untapped potential. Of the 19 dedicated gluten-free breweries in the United States, 14 are based in the western United States, and only 2 have limited distribution east of the Mississippi.

Since its launch in 2021, OBB has already developed nine recipes under the direction of OBB consultant and award-winning master brewer Alan Pugsley, who trained under Peter F. Austin and has helped launch over 100 successful breweries worldwide. He is under exclusive engagement with OBB, and calls premium gluten-free beer "one of the greatest untapped opportunities in craft brewing."

OBB Founder and CEO Tom Ruff will manage operations, oversee growth, and champion the values that – in addition to its beer – will make OBB a center and symbol of positive change. With a focus on the triple-bottom line – social, environmental and financial – Tom and his team are committed to setting a new standard of excellence in craft brewing, and welcome *all* people in a spirit of hospitality, inclusivity, dignity, friendship and possibility. Once open, the OBB team will pursue certification as a mission-driven B Corp, a business entity with a dual purpose: making a profit and promoting the public good.

In addition to serving outstanding beer and food, the brewery will host an enriching program of musicians, authors, speakers and other special events, and will welcome non-profit meetups. As brewers have for centuries, OBB will serve as a catalyst for new friendships, as a contributor to its community, and as a place to relax and be more present in this age of uncertainty.

Tom's "Aha" Moment

For much of his career, Tom Ruff was a highly successful recruiter – matching talented people with better opportunities. During the early months of the COVID-19 pandemic, reflecting on his own life, he decided to follow his own advice and explore one of his longtime passions: craft beer. At the same time, unfortunately, he discovered that his love for aggressive IPAs was clashing with a newly diagnosed gluten intolerance.

Out of necessity, Tom dove into the world of gluten-free beer. With the exception of some excellent west coast offerings, he loathed what he tasted – too sweet, too artificial, too much of a letdown compared to the great "regular" beers he had so long enjoyed.

During a year of extensive networking and research, he learned that he was not alone: nearly one in three American households now avoid gluten when possible, and the gluten-free beer industry is expected to grow 13% per year over the next decade.

Sensing both demand and opportunity – and dismayed by the social divisions, environmental destruction, and unrest sweeping the world – Tom sold his recruiting company and turned his energies full-time toward launching Orange Bike Brewing, named for the bicycle he rode around Portland with such freedom and joy.

Community Partnerships

USM Business School – Student's doing case study on OBB
USM QC2 Lab & Science Dept. – Non-alcoholic functional beverage collaboration
UMaine Foster Center for Innovation with Dr. Bolton – Student's case study on OBB
University of New Hampshire B Impact Clinic Collaboration
Mentoring and Apprenticeship Programming being developed

Management Team



Tom Ruff - Founder & CEO Orange Bike Brewing Company:

Before launching Orange Bike Brewing, Tom was the founder and CEO of Tom Ruff Executive Search, a highly successful recruiting firm he led and grew for three decades. A native midwesterner, Tom built that company on a foundation of integrity, friendliness and hard work; by the time he sold it in 2022, it had become one of the top healthcare search firms in the country, with offices in Los Angeles, New York, San Francisco, Phoenix, and Dallas. His firm was awarded exclusive contracts and built elite sales forces with some of the leading healthcare companies in the world, including Johnson & Johnson, Pfizer, Abbott Laboratories, Baxter International, and Medtronic. He brings this same business acumen and his unmatched people skills to Orange Bike Brewing.

Tom, who lives in Cape Elizabeth with his wife Meg and daughter Lula, is known around Portland, Maine, as "the guy on the orange bike." He bought the bike during Covid to spend more time outdoors with his daughter. He's logged 3800 miles so far, and both he and the bike are still going strong. Twice hit by cars – fortunately, while Lula was not aboard – he has become a bike activist. He supports and volunteers for the Bicycle Coalition of Maine. Tom is a mentor to the 22/23 Techstars' Class for Northeastern University's Roux Institute. He is also a Business Climate Advocate and is on the Advisory Board for ClimateWork Maine, an organization of diverse businesses working to reduce the impacts of climate change and grow more climate-friendly companies in a sustainable economy.



Neil Spillane - Chief Operating Officer : Neil was the Co-founder/CEO of Fork Food Lab, a food and beverage incubator acquired by Pilotworks in 2017. He previously served as CEO and CFO of Urban Farm Fermentory, a producer of hard cider, mead, and kombucha. Neil launched an underground beer brand with his roommate during college at UMaine and worked for Pine State Beverage (now CoreMark) merchandising craft beer and wine during college summers. Neil met Tom in November 2021 and tried the first three original recipes for Orange Bike Brewing and was immediately blown away by the product quality and market potential. He personally suffers from Small Intestine Bacterial Overgrowth (SIBO) and avoids gluten whenever possible.

 **Alan Pugsley - Consultant and Beer Formulator :** Alan is the co-founder of Shipyard Brewing and Geary's Brewing and has helped open over 100 breweries around the world including Magic Hat and Long Trail Brewing. His reputation in the beer industry precedes him, and he is responsible for creating the unique blend of gluten-free grain mash used by OBB in its nine beer creations thus far: Italian Pilsner, Extra Special Bitter Ale (ESB), New England IPA, Irish Oatmeal Nitro Stout, Oktoberfest, Belgian Wit, Hoppy Pale Ale, West Coast IPA, and Helles Lager.

Investment Structure

OBB is currently a C-Corporation incorporated in the state of Maine. The Company is offering preferred stock to accredited investors as part of a seed round financing package designed to open the brewery on or about July 2023. The Company is raising $1.25 million in a preferred stock vehicle with an additional $645k of debt financing planned to fund leasehold improvements, equipment purchases, personnel expenses and working capital. Tom Ruff has already invested over $100k to date in the company, and will invest another $250k as part of the seed round.

The Finance Authority of Maine (FAME) has granted Orange Bike Brewing Company approval to participate in its Maine Seed Capital Tax Credit program which provides investors with a tax credit equal to 40% of the investment in the seed round. The tax credit can be applied over 5 years to State of Maine tax returns to offset Maine income tax obligations.

Total company valuation is $3.5 Million pre-money. OBB is forecasting a theoretical Internal Rate of Return (IRR) of 40% pre-tax for this investment based off a hypothetical year 10 buyout. The Company does not plan to distribute any dividends until after the completion of a second production facility in year 5. OBB plans to seek acquisition by a strategic regional or national craft brewery aligned in mission and values around the 10 year mark of operation.

Financial Forecast Summary - Full Pro Forma available upon request

	Year 1	Year 2	Year 3
Production (Bbl)	702	1220	2119
Income	$982,240	$1,533,025	$2,285,960
COGS	$262,990	$475,805	$883,285
Expenses	$314,547	$464,302	$771,851
EBITDA	$404,703	$592,918	$630,823
Net Income	$78,515	$205,781	$131,666
Cash Flow	$291,134	$433,612	$455,445

Rendering & Floor Plan of Leased Premises - 31 Diamond Street Portland










BOCCE COURT
571 sq ft
OUTDOOR PATIO
1,264 sq ft
OFFICE
103
151 sq ft
SUPPORT
102
44 sq ft
TASTING ROOM
100
907 sq ft
COOLER
004
90 sq ft
UTIL
005
10 sq ft
UTIL
101B
9 sq ft
PUBLIC RR
101
199 sq ft
EMPL. RR
006
39 sq ft
BREWERY
002
946 sq ft
FLEX EVENT
001B
324 sq ft
BREWERY
LOADING
001
328 sq ft
TANK STORAGE
003
269 sq ft
C
J S
ORANGE BIKE BREWING - SCHEMATIC DESIGN
FLOOR PLAN
8'
16'
24'
1/8" = 1'-0"

Lease Details

Signed: May 5th 2022
Lease commencement: On or about April 2023
Length: 5 years, with 3 options (up to 20 years)
Occupancy: 149 people indoors and outdoors
Design Team: Caleb Johnson Studio, Pugsley Brewing International, TJM Consulting

Construction Team: Woodhull of Maine

Nearby breweries/wineries/distilleries:

Rising Tide, Austin Street, Apres, Three of Strong, Urban Farm Fermentory, Goodfire, Eighteen Twenty, Blue Lobster, Hardshore Distilling, Maine Craft Distilling, High Definition, Root Wild, Oxbow, Maine Meadworks

Potential investors interested in learning more can reach out to Tom Ruff, via email tom@orangebikebrewing.com or on the phone at 310-850-1496